Exhibit 99.11
January 17, 2007 Media Interview with Wire Agencies on the Financial Performance of Wipro Limited
for the quarter ended December 31, 2006
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Interviewers: Journalists from Dow Jones, Reuters, Bloomberg, Crisil NewsWire
Journalist: What is the impact of wage revision and stronger rupee?
Suresh Senapaty: Wage increases had an impact of 180 basis points on margins in Q3, while a stronger rupee shaved 60 basis points off its margins in the quarter.
Journalist: How is the margin stable?
Suresh Senapaty: Operational improvements and improved profitability in our BPO business and acquisitions helped us in largely offsetting the pressure on profitability arising out of wage increases and rupee appreciation. Our operating margins in the December quarter were 23.8 percent, compared with 24.5 percent a year earlier.
Journalist: How will the margins be in the next quarter?
Suresh Senapaty: Margins will be in a narrow range subject to foreign exchange
Journalist: How many new clients have you added this quarter?
Suresh Senapaty: We added 37 new clients during the quarter, of which eight were Global 500 or Fortune 1000 companies, comprised of 13 new Technology clients and 24 new Enterprise clients.
Journalist: Which are the verticals contributing to the growth?
Suresh Senapaty: Finance vertical grew by 52% YoY, within Enterprise Solutions, Energy & Utilities grew with a 31.8% seq growth, while Retail vertical continued its strong momentum and grew by 55% YoY. Among service lines, TIS and Package Implementation grew double digit sequentially TIS 21.2% and PI 14.0%, while Testing grew 8%.
Journalist: What about geographies? Like other IT companies is Europe a key growth market for you last quarter?
Suresh Senapaty: Europe grew 13.8% seq and 39% YoY growth.
Journalist: What about BPO business?
Suresh Senapaty: Wipro BPO grew 7.1% seq and expanded Operating Margins (60 basis points) for seventh quarter in succession.
Journalist: How has acquisition improved your operating margin?
Suresh Senapaty: Operating margin improved by more than 330 basis points due to acquisition. Excluding WNL, our acquisitions in IP Space, acquisitions delivered a double-digit OM%.
Journalist: What about attrition in IT services and BPO business?
Suresh Senapaty: In IT services, attrition was reduced from 17.5% to 16.2% and in BPO from 30.4% to 24.1%.
Journalist: Tell us about the volume and pricing growth..
Suresh Senapaty: Volume growth is 9.3% and marginal pricing (realizations) decline of 0.4% in our onsite and offshore rates. Realizations declined primarily on account of lower number of billing days in the quarter.

Journalist: What will be the quantum of onsite salary increase in Q4 and from when?
Suresh Senapaty: We have given on an average 3-4% onsite salary increase effective January.
Journalist: How has Forex realization rate impacted your operating margin?
Suresh Senapaty: Realization rate for Q3 06-07 is 44.89 as against 46.20 in previous quarter. We had 60 basis point impact on operating margin on account of Forex.
Journalist: Why has the utilization dipped again this quarter?
Suresh Senapaty: This quarter the utilization has gone down once again primarily on account of large rookie addition. Approximately 51% of our gross hires and 76% of net hires this quarter are from campus.
Journalist: Both onsite and offshore realization have dropped. Can you share the reason?
Suresh Senapaty: Reduction on onsite and offshore realization are primarily on account of lower number of billing days in current quarter.
Journalist: What about pricing? Are you getting better prices?
Suresh Senapaty: New customers are coming at 4-5% higher realization and existing customer contracts are getting renewed at about 3% higher realizations. We continue to expand the base of the employee pyramid. This, while giving significant boost to profitability, pulls the per capita realization down. Realization perspective, we see stability with modest improvement.